FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-2-589-2840
                Bill Fletcher
                    President and CEO
                    Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
                Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

TEVA ANNOUNCES CONVERSION OF 0.75% CONVERTIBLE DEBENTURES DUE 2021

Jerusalem, Israel, August 20, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that, following the exercise on July 30, 2004 of its call option, virtually all of Teva Pharmaceutical Finance N.V.'s approximately $349 million outstanding 0.75% convertible senior debentures due 2021 have been converted, with approximately 16.3 million ADRs issued to the holders of the debentures.

"As we expected, the debenture holders preferred the conversion to Teva shares over their redemption for cash, and we appreciate the vote of confidence in Teva," said Dan Suesskind, Chief Financial Officer. "As a result, Teva's debt has been reduced by $349 million and shareholders equity has been increased by a like amount. This conversion does not affect Teva's fully diluted EPS, which has reflected the dilutive effect of the debentures since the third quarter of 2003, when their contingent conversion feature became effective."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: August 20, 2004